SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On April 21, 2015, ING Groep N.V., Amsterdam, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on April 15, 2015 and on that day amounted to 3.99% (this corresponds to 4497596 Voting Rights). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). Attributed Voting Rights are held by the following shareholders, whose share of the Voting Rights in AIXTRON SE amounts to 3 percent or more: NN (L). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on April 21, 2015, NN Group N.V. (formerly known as ING Insurance Topholding N.V.), Amsterdam, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on April 15, 2015 and on that day amounted to 3.99% (this corresponds to 4497596 Voting Rights). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). Attributed Voting Rights are held by the following shareholders, whose share of the Voting Rights in AIXTRON SE amounts to 3 percent or more: NN (L). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on April 21, 2015, NN Investment Partners Holdings N.V. (formerly known as ING Investment Management Holdings N.V.), The Hague, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on April 15, 2015 and on that day amounted to 3.99% (this corresponds to 4497596 Voting Rights). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). Attributed Voting Rights are held by the following shareholders, whose share of the Voting Rights in AIXTRON SE amounts to 3 percent or more: NN (L). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on April 21, 2015, NN Insurance Eurasia N.V. (formerly known as ING Insurance Eurasia N.V.), Amsterdam, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on April 15, 2015 and on that day amounted to 3.99% (this corresponds to 4497596 Voting Rights). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). Attributed Voting Rights are held by the following shareholders, whose share of the Voting Rights in AIXTRON SE amounts to 3 percent or more: NN (L). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on April 21, 2015, NN Investment Partners International Holdings B.V. (formerly known as ING Investment Management (Europe) B.V.), The Hague, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on April 15, 2015 and on that day amounted to 3.99% (this corresponds to 4497596 Voting Rights). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 in connection with sentence 2 of the WpHG (German Securities Trading Act). Attributed Voting Rights are held by the following shareholders, whose share of the Voting Rights in AIXTRON SE amounts to 3 percent or more: NN (L). 3.99% of Voting Rights (this corresponds to 4497596 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on April 21, 2015, NN (L) (formerly known as ING (L)), Luxembourg, Luxembourg has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on February 25, 2015 and on that day amounted to 3.008% (this corresponds to 3390620 Voting Rights).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 24, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO